SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated May 23, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 23, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Informs Relevant Matter

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the Company) to attach the letter that the Company received from its indirect controlling shareholder Sofora Telecomunicaciones S.A.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Reponsible for Market Relations

Buenos Aires, May 23, 2017.

Nortel Inversora S.A.

Telecom Argentina S.A.

Telecom Personal S.A.

Alicia Moreau de Justo 50, 13th Floor

C.A.B.A.

Dear Sirs,

I am writing to you as Chairman of Sofora Telecomunicaciones S.A. (“Sofora” or the Company) to inform you that today the first tranche of the Ordinary W Shares of Sofora owned by ‘W de Argentina Inversiones S.A.’ (WAI) has been amortized, representing 17% of the social capital of Sofora. The Shareholders of Sofora have left without effect the political rights of the Shareholders Agreement that bounded them.

In this context, I inform that the resignations submitted by the Regular and Alternate Directors and the members of the Supervisory Committee of Sofora that were designated at the request of WAI were received today.

Sincerely,

/s/ Saturnino J. Funes____________

By Sofora Telecomunicaciones S.A.

Saturnino J. Funes

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 24, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations